Exhibit 99.1

China Yuchai International Announces Unaudited

2022 Second Half-Year and Full Year Financial Results

SINGAPORE, Singapore — February 23, 2023 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), wishes to announce today its unaudited consolidated financial results for the 2022 second half-year (“2H 2022”) and fiscal year (“FY 2022”) ended December 31, 2022. The financial information presented herein for the second half year and fiscal year of 2022 and the second half year (“2H 2021”) and fiscal year (“FY 2021”) ended December 31, 2021 is reported using the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for 2H 2022

•	Revenue was RMB 7.5 billion (US$ 1.1 billion) compared with RMB 8.6 billion in 2H 2021;

•	Gross profit was RMB 1.3 billion (US$ 182.4 million) compared with RMB 1.3 billion in 2H 2021. Gross margin was 17.0% in 2H 2022 compared with 15.4% in 2H 2021;

•	Operating profit grew by 41.2% to RMB 231.3 million (US$ 33.2 million) compared with RMB 163.8 million in 2H 2021;

•	Basic and diluted earnings per share increased by 565.2% to RMB 3.06 (US$ 0.44) compared with RMB 0.46 in 2H 2021;

•	Total number of engines sold decreased by 18.1% to 140,345 units compared with 171,449 units in 2H 2021.

Revenue was RMB 7.5 billion (US$ 1.1 billion) compared with RMB 8.6 billion in 2H 2021.

The total number of engines sold by GYMCL in 2H 2022 declined by 18.1% to 140,345 units compared with 171,449 units in 2H 2021. The decrease was mainly due to lower engine sales in the truck, bus, marine and power generation application markets, partially offset by higher sales in agricultural and industrial engines.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in 2H 2022, commercial vehicle unit sales (excluding sales of gasoline-powered and electric-powered vehicles) decreased by 26.3% compared to 2H 2021, as sales of trucks and buses declined by 27.5% and 18.4% respectively, reflecting weak demand in these market segments.

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Gross profit was RMB 1.3 billion (US$ 182.4 million), compared with the same amount of RMB 1.3 billion in 2H 2021. Gross margin increased to 17.0% as compared with 15.4% in 2H 2021. The increase in gross margin was mainly attributable to a change in revenue mix with an increase in off-road segment over the on-road segment, cost reductions, and lower sales rebates.

Other operating income increased by 22.9% to RMB 251.3 million (US$ 36.1 million) compared with RMB 204.5 million in 2H 2021. The increase was mainly due to higher government grants.

Research and development (“R&D”) expenses decreased by 19.7% to RMB 428.0 million (US$ 61.4 million) compared with RMB 533.1 million in 2H 2021 due to lower R&D expenses incurred in commercial vehicle engines that were partially offset by higher R&D expenses incurred in marine engines and power generation engines and new energy products. Total R&D expenditures, including capitalized costs, were RMB 540.8 million (US$ 77.6 million) representing 7.3% of revenue in 2H 2022, as compared to RMB 712.2 million representing 8.3% of revenue in 2H 2021.

Selling, general and administrative (“SG&A”) expenses increased slightly to RMB 862.1 million (US$ 123.8 million) from RMB 835.9 million in 2H 2021. The increase was mainly due to increased warranty expenses compared with the same period last year. SG&A expenses represented 11.6% of revenue for 2H 2022 compared with 9.7% in 2H 2021.

Operating profit rose by 41.2% to RMB 231.3 million (US$ 33.2 million) from RMB 163.8 million in 2H 2021. The operating margin was 3.1% compared with 1.9% in 2H 2021.

Finance costs declined by 15.3% to RMB 40.2 million (US$ 5.8 million) from RMB 47.5 million in 2H 2021.

The share of financial results of the associates and joint ventures was a profit of RMB 1.8 million (US$ 0.3 million) compared with a loss of RMB 108.4 million in 2H 2021. This gain was largely due to higher profit at the MTU Yuchai Power Company Limited and the share of lower losses at Y&C Engine Co. Ltd.

Income tax expense was RMB 2.6 million (US$ 0.4 million) as compared with an income tax credit of RMB 42.4 million in 2H 2021. The change was mainly due to the higher taxable income in 2H 2022.

Net profit attributable to equity holders of the Company was RMB 124.9 million (US$ 17.9 million) compared with RMB 19.0 million in 2H 2021.

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Basic and diluted earnings per share were RMB 3.06 (US$ 0.44) compared with RMB 0.46 in 2H 2021.

Basic and diluted earnings per share for 2H 2022 and 2H 2021 were based on a weighted average of 40,858,290 shares.

Financial Highlights for FY 2022

•	Revenue decreased to RMB 16.0 billion (US$ 2.3 billion) compared with RMB 21.3 billion in FY 2021;

•	Gross profit was RMB 2.6 billion (US$ 377.7 million), a 16.4% gross margin, compared with RMB 3.0 billion and a gross margin of 13.9% in FY 2021;

•	Operating profit was RMB 519.3 million (US$ 74.6 million) compared with RMB 663.5 million in FY 2021;

•	Basic and diluted earnings per share were RMB 5.35 (US$ 0.77) compared with RMB 6.67 in FY 2021;

•	Total number of engines sold decreased by 29.7% to 321,256 units compared with 456,791 units in FY 2021.

Revenue was RMB 16.0 billion (US$ 2.3 billion) compared with RMB 21.3 billion in FY 2021.

The total number of engines sold by GYMCL in FY 2022 decreased by 29.7% to 321,256 units compared with 456,791 units in FY 2021. The decrease was mainly due to weakness in the truck and bus markets, and the markets of marine and power generation engines.

According to CAAM, commercial vehicle unit sales (excluding sales of gasoline-powered and electric-powered vehicles) decreased by 41.4% in FY 2022, as sales of trucks declined by 42.9% while sales of buses decreased by 27.1%. The impact of COVID-19 restrictions and related supply chain disruptions impacted market conditions in China and in foreign markets.

Gross profit decreased by 10.9% to RMB 2.6 billion (US$ 377.7 million) compared with RMB 3.0 billion in FY 2021. Gross margin increased to 16.4% compared with 13.9% in FY 2021. The increase in gross margin was mainly attributable to a change in revenue mix with higher off-road revenue as a greater proportion of the total revenue, and lower sales rebates.

Other operating income increased by 6.5% to RMB 336.8 million (US$ 48.4 million) compared with RMB 316.2 million in FY 2021. The increase was mainly due to higher government grants.

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R&D expenses decreased by 1.5% to RMB 836.4 million (US$ 120.1 million) compared with RMB 848.8 million in FY 2021. GYMCL continued with its initiatives to improve engine performances and the qualities of its engines compliant with China’s National VI and Tier 4 emission standards, and to develop new energy products. In FY 2022, total R&D expenditures including capitalized costs were RMB 1.0 billion (US$ 146.1 million) compared with RMB 1.2 billion in FY 2021, representing 6.4% of the revenue compared with 5.5% in FY 2021.

SG&A expenses were RMB 1.6 billion (US$ 231.4 million) representing 10.1% of the revenue compared with RMB 1.8 billion, representing 8.3% of the revenue in FY 2021. This decrease was mainly due to lower freight, personnel and warranty expenses.

Operating profit was RMB 519.3 million (US$ 74.6 million), down from RMB 663.5 million in FY 2021. The operating margin was 3.2% compared with 3.1% in FY 2021.

Finance costs decreased by 17.6% to RMB 95.5 million (US$ 13.7 million) from RMB 115.9 million in FY 2021.

The share of financial results of the associates and joint ventures was a loss of RMB 29.1 million (US$ 4.2 million) compared with a loss of RMB 95.9 million in FY 2021. The decreased loss was primarily attributable to higher profit at the MTU Yuchai Power Company Limited and the share of lower losses at Y&C Engine Co. Ltd.

Income tax expense was RMB 59.1 million (US$ 8.5 million) as compared with RMB 43.8 million in FY 2021.

Net profit attributable to China Yuchai’s shareholders was RMB 218.6 million (US$ 31.4 million) compared with RMB 272.7 million in FY 2021.

Basic and diluted earnings per share were RMB 5.35 (US$ 0.77) compared with RMB 6.67 in FY2021.

Basic and diluted earnings per share for FY 2022 and FY 2021 were based on a weighted average of 40,858,290 shares.

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Balance Sheet Highlights as at December 31, 2022

•	Cash and bank balances were RMB 4.9 billion (US$ 696.5 million) compared with RMB 5.3 billion at the end of FY 2021;

•	Trade and bills receivables were RMB 6.8 billion (US$ 975.4 million) compared with RMB 6.8 billion at the end of FY 2021;

•	Inventories were RMB 4.9 billion (US$ 709.0 million) compared with RMB 5.2 billion at the end of FY 2021;

•	Trade and bills payables were RMB 6.9 billion (US$ 993.5 million) compared with RMB 7.4 billion at the end of FY 2021;

•	Short-term and long-term bank borrowings were RMB 2.3 billion (US$ 336.2 million) compared with RMB 2.2 billion at the end of FY 2021.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Our results once again demonstrated the strong resilience of our businesses in selling into diversified engine markets.”

“Market demand for trucks and buses was down significantly in the second half and for the full year of 2022. Chinese economic growth was weak in 2022 and investment in the property markets declined affecting demand for trucks. In addition, slower global economic growth also affected Chinese exports. The COVID-19 pandemic-related lockdowns and travel restrictions impacted the supply chain and affected commercial vehicle production in 2022.”

“However, many COVID-19 restrictions have recently been rescinded creating more opportunities for growth in the future. We continued to maintain a strong balance sheet despite the weak operating environment,” Mr. Hoh concluded.

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for FY 2022. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for FY 2022 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.9646 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2022. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2022 or at any other date.

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Unaudited 2H 2022 and FY 2022 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 23, 2022. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Choon Sen Loo respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by registering at: https://register.vevent.com/register/BIadf79c13ba63410187ba354842c0be45 at least one hour before the scheduled start time. A return email will be sent with instructions and numbers to join the call.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are encouraged to join the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2022, GYMCL sold 321,256 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com

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